OD
9/11/13

SECURI 13014431 ON

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RECEIVED
AUG 2 8 2013
SEC MAIL PROCESSING SECTION
WASH D.C.
193
12:40

ANNUAL AUDITED REPORT
FORM X-17A-5 / PART III

SEC / TM

SEC FILE NUMBER
8- 27394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GIT INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 NORTH MOORE STREET, SUITE M1E
(No. and Street)

ARLINGTON	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARGARET GOODMAN (703) 528-7994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
9/20/13
KW
9/16/2013

OATH OR AFFIRMATION

I, MARGARET GOODMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIT INVESTMENT SERVICES, INC., as of JUNE 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Margaret Goodman
Signature

TREASURER
Title

Notary Public

PAMELA SUANN CHASE
Notary Public, State of Maryland
County of Anne Arundel
My Commission Expires February 28, 2015

PAMELA SUANN CHASE NOTARY PUBLIC ANNE ARUNDEL CO., MD

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIT INVESTMENT SERVICES, INC.

FINANCIAL STATEMENT

JUNE 30, 2013

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors
GIT Investment Services, Inc.
Arlington, VA

I have audited the accompanying statement of financial condition of GIT Investment Services, Inc., (the Company) as of June 30, 2013, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 of the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GIT Investment Services, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards general accepted in the United States of America. In my opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statement as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 13, 2013

GIT INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

ASSETS

Cash and cash equivalents	$ 348,365
Fees receivable	344
Deposit with clearing organization	50,000
Due from clearing broker	-
Total assets	$ 398,709

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to affiliates	$ 441
Total liabilities	441
Stockholder's equity:	
Common stock, $1 par value, shares authorized 50,000; 4,388 shares issued, net of 672 treasury shares at par	3,716
Additional paid-in capital	780,903
Retained earnings	(386,351)
Total stockholder's equity	398,268
Total stockholder's equity and liabilities	$ 398,709

The accompanying notes are an integral part of these financial statements.

GIT INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENT

JUNE 30, 2013

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Corporation was incorporated in Virginia on February 11, 1982. It serves as a broker/dealer in securities and provides security brokerage services to it clients, mainly individual investors. In May 2003, the Corporation began trading under the name Clarendon Securities. The Corporation is located in Arlington, Virginia, and is a wholly-owned subsidiary of Bankers Finance Capital Corp. (BFCC). The Corporation and BFCC operate under common control with Presidential Bank, FSB (Presidential Bank).

Cash and Cash Equivalents
The Corporation considers all highly liquid investments, including money market funds with original maturities of 90 days or less, to be cash equivalents. At June 30, 2013, 96.4% of the balance of cash and cash equivalents represents amounts invested in the Treasury Fund Daily Money Class money market fund held through National Financial Services, LLC (NFS).

Use of Estimates
The preparation of financial statement in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities
Investment securities with readily determinable market values are classified as available-for-sale and are reported at fair value, based on published market prices. Unrealized gains and losses are reported as accumulated other comprehensive income, a separate component of stockholders' equity. Realized gains and losses are recognized on a specific cost identification basis.

Management's Review for Subsequent Events
Management had evaluated subsequent events through August 23, 2013, the date which the financial statement were available to be issued. Management' review found no subsequent events requiring disclosure.

NOTE 2- INCOME TAXES

The company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. The company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2009.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at June 30, 2013 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for tax penalties at June 30, 2013.

NOTE 3- CLEARING AGREEMENT

The Corporation acts as an introducing broker in the execution of security transactions on behalf of its customers. Under an agreement with NFS, the cash and margin brokerage accounts of the Corporation's customers are carried by NFS on a fully disclosed basis. The clearing agreement also provides that NFS shall perform certain other services relating to clearing and maintaining customer accounts.

Pursuant to this agreement, the Corporation is required to maintain a minimum deposit of $50,000 to secure obligations related to the execution of securities transactions. The agreement may be terminated by either party upon 60 days prior written notice.

NOTE 4- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $390,599 at June 30, 2013, this exceeded required net capital of $250,000 by $140,599. The ratio of aggregate indebtedness to net capital at June 30, 2013 was 0.1%.

NOTE 5- GUARANTEES – INDEMNIFICATIONS

In the normal course of its business, the Corporation indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Corporation could be required to make under these indemnifications cannot be estimated. However, the Corporation believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

GIT INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENT (Continued)

JUNE 30, 2013

NOTE 6- RELATED PARTY TRANSACTIONS

The Corporation shares certain facilities and personnel with Presidential Bank and BFCC. Under an agreement between BFCC and the Corporation, BFCC also provides certain operational support services, including the maintenance and preservation of books and records appropriate to a registered broker/dealer, among others. The amounts paid by the Corporation to Presidential Bank for shared facilities include any direct costs incurred by the Corporation plus an allocable portion of rent, utilities and other related costs incurred by Presidential Bank as a result of the joint occupancy, plus an amount equal to 15% of the total of all direct and allocable costs.

The amount paid to BFCC for services is determined based upon the direct and allocated overhead expenses incurred by BFCC on behalf of the Corporation, plus an administrative service fee of 4% of all direct and allocated expenses. Because of the affiliation among the Corporation, BFCC and Presidential Bank, amounts reimbursed may not be representative of amounts that would have been paid had such services and facilities been obtained from third parties. However, pursuant to applicable banking regulations, Presidential's Board of Directors has made a good faith determination that Presidential's arrangements for shared facilities with the Corporation are consistent with those that would apply to unaffiliated entities.

The Corporation incurred expenses paid by BFCC. As of June 30, 2013 the amount due to BFCC is $441.

At June 30, 2013 the Corporation had $13,377 on deposit with Presidential Bank, a federally insured depository institution.

GIT INVESTMENT SERVICES, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2013

SCHEDULE I

GIT INVESTMENT SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2013

Total ownership equity from statement of financial condition	$ 398,268
Total nonallowable assets from statement of financial condition	(947)
Other adjustments: Short securities not secured	-
Net capital before haircuts on securities positions	397,321
Haircuts on securities	(6,722)
Net capital	$ 390,599
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 441
Total aggregate indebtedness	$ 441
Percentage of aggregate indebtedness to net capital	0.1%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 29
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 140,599
Excess net capital at 1000%	$ 390,555

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

GIT INVESTMENT SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2013

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

GIT INVESTMENT SERVICES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2013

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

GIT INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2013

GIT Investment Services, Inc. is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sec. 240.17a-3 and Sec. 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.